EXHIBIT 3(a)

Peoples Energy Corporation

The following new Section 3.10 Lead Director be, and hereby is, added to Article III of the By-Laws of the Company as follows:

Section 3.10 Lead Director. The non-management Directors of the Company shall by majority vote appoint a Lead Director. The Lead Director shall preside at meetings of the Board of Directors during those times when management is not present, shall be an ex officio member of all of the Committees of the Board of Directors, except the Executive Committee, and shall have such other duties and responsibilities as may be fixed from time to time by resolution adopted by the majority of the Board of Directors. In the event that the Chairman, President and Chief Executive Officer of the Board is unable to discharge his duties, the Lead Director shall temporarily serve as Chairman of the Board of Directors and name an acting Chief Executive Officer from among the Company's elected officers, subject to the approval by the majority of the non-management Directors, such management structure to remain in place until the Chairman, President and Chief Executive Officer is able to resume his duties or until a temporary or permanent successor is elected by the majority of non-management Directors and assumes the position. The term of the Lead Director shall be for three years or such other term as determined by the majority of non-management Directors.

The following Sections 3.5 and 4.3 are hereby amended to read in their entirety as follows:

SECTION 3.5 Presiding Officer. The presiding officer of any meeting of the Board of Directors shall be the Chairman of the Board. In the case of the absence of the Chairman of the Board, the Lead Director shall act in his place and stead. In the case of the temporary absence of both the Chairman of the Board and the Lead Director, any other Director elected by vote of a majority of the Directors present at the meeting, shall act as chairman of the meeting.

SECTION 4.3 Duties of Chairman of the Board. The Chairman of the Board shall be the chief executive officer of the Company and shall have control and direction of the management and affairs of the Company and may execute all contracts, deeds, assignments, certificates, bonds or other obligations for and on behalf of the Company, and sign certificates of stock and records of certificates required by law to be signed by the Chairman of the Board. When present, the Chairman of the Board shall preside at all meetings of the Board and of the shareholders. In the absence of the Chairman of the Board, due to permanent disability, death, resignation or removal from office, the Lead Director shall promptly convene the Executive Committee to select a nominee for that office and submit said nominee's name to the Board of Directors for their consideration; and

The following amendments shall be effective as of October 1, 2002.

Dated as of:   December 4, 2002